Exhibit 99.(d)(8)

November 9, 2005

GAM International Management Limited
12 St. James’s Place
SW1A INX
London, England

Re:	Interim Engagement as Investment Adviser to GAM International Equity, GAM Asia-Pacific Equity, GAM European Equity and GAMerica

Dear Sirs:

          We refer to the Second Amended and Restated Investment Advisory Agreement (the “Investment Advisory Agreement”) dated December 14, 2004 between GAM Funds, Inc. (the “Fund”) and you relating to each of the following series of the Fund’s shares: GAM International Equity; GAM Asia-Pacific Equity; GAM European Equity and GAMerica (the “Covered Funds”). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Investment Advisory Agreement.

          Pursuant to Section 10 of the Investment Advisory Agreement, your engagement as investment adviser to the Covered Funds will automatically terminate upon the closing of the sale of all of the voting securities of GAM Holding AG by UBS AG to Julius Baer Holding Ltd. under that certain purchase and sale agreement by and between UBS AG and Julius Baer Holding Ltd. dated as of September 5, 2005 (the “Transaction”). This letter agreement confirms your engagement on an interim basis (the “Interim Engagement”) as investment adviser to the Covered Funds, subject to the following terms and conditions:

          1.          This Interim Engagement shall be effective as an interim agreement as described in Rule 15a-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), and shall continue in effect with respect to a Covered Fund from and as of the date of the closing of the Transaction until the earlier of (i) 150 days after the effective date of this Interim Engagement, (ii) termination with the approval of a majority of the Directors of the Fund or by a vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Covered Fund, in either case with 10 days’ prior written notice to you, or (iii) approval of a new investment advisory agreement with respect to such Covered Fund to replace this Interim Engagement by (1) the Board of Directors of the Fund, including a majority of the Directors of the Fund who are not “interested persons” (as defined in the 1940 Act) of the Fund, and (2) by vote of a majority of the outstanding voting securities of such Covered Fund.

          2.          Your engagement hereunder as investment adviser to each Covered Fund shall be subject to approval by the Fund’s Board of Directors, including a majority of Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund, at an in person meeting of the Fund’s Board of Directors.

          3.          The Fund shall establish an escrow account with a custodian or a bank retained by the Fund (“Escrow Account”) on behalf of each Covered Fund and shall notify you separately in writing of the account details for such account. All management fees that accrue under Section 4 of the Investment Advisory Agreement during the term of this Interim Engagement shall be paid by the Fund into the Escrow Account. If a majority of a Covered Fund’s outstanding voting securities approve a new investment advisory agreement to replace this Interim Engagement by the end of the 150-day period referred to in paragraph 1 above, the amount in the Escrow Account (including interest earned) will be paid to you. If a majority of a Covered Fund’s outstanding voting securities do not approve a new investment advisory agreement to replace this Interim Engagement, you will be paid, out of the Escrow Account, the lesser of (i) any costs incurred in performing as investment adviser under this Interim Engagement, and (ii) the total amount in the Escrow Account (plus interest earned).

          4.          Except as provided in paragraphs 1 through 3 above, all other terms and conditions of your engagement as investment adviser to the Covered Funds pursuant to this letter agreement shall be as set forth in the Investment Advisory Agreement. In the event of any inconsistency between the terms of this letter agreement and the Investment Advisory Agreement, the terms of this letter agreement shall prevail.

          Please indicate your acceptance of the above terms and conditions by countersigning the enclosed copy of this letter and returning it to me at the above address.

Yours sincerely,

GAM Funds, Inc.
By:	/s/ Kenneth Dursht

Name:	Kenneth Dursht

Title:	Secretary

Acknowledged and agreed as of the date first above written:

GAM International Management Limited

By:	/s/ Scott Sullivan

Name:	Scott Sullivan

Title:	Director